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                                                               Exhibit (a)(5)(O)


FOR IMMEDIATE RELEASE

             MENTOR GRAPHICS AND IKOS SYSTEMS SIGN MERGER AGREEMENT

          IKOS ACQUISITION STRENGTHENS MENTOR'S EMULATION PRODUCT LINE
                   AND ENHANCES SALES AND SERVICE CAPABILITIES


WILSONVILLE, OR - March 12, 2002 - Mentor Graphics Corporation (Nasdaq: MENT) and IKOS Systems, Inc. (Nasdaq: IKOS) today announced that they have signed a definitive agreement calling for Mentor Graphics to acquire all outstanding shares of IKOS Systems for $11.00 in cash per share of IKOS common stock.

The transaction follows IKOS and Synopsys, Inc. entering into an agreement effective March 12, 2002 terminating the prior merger agreement between IKOS and Synopsys.

The IKOS Board has unanimously approved the Mentor tender offer and merger and unanimously recommends that IKOS stockholders tender their shares in the offer. Following completion of the tender offer, the merger agreement provides for Mentor to consummate a second-step merger in which those shares not tendered will be converted into the right to receive $11.00 per share in cash. Closing of the tender offer is conditioned on shares being tendered which, together with shares held by Mentor, constitute more than 50% of the fully-diluted common stock of IKOS. If 90% of the outstanding shares are held by Mentor following completion


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of the tender offer, the second-step merger can be completed without a vote or meeting of IKOS' stockholders.

"IKOS' emulation product line and patented technology substantially strengthen our existing emulation business and provide us with a product that we can sell in the United States immediately after the transaction is consummated," said Walden C. Rhines, Chairman and Chief Executive Officer of Mentor Graphics. "Mentor Graphics will now offer customers a broader range of emulation products and price points. IKOS also brings us a proven North American emulation sales and service infrastructure, which we expect to leverage across our entire product line."

"We're delighted to combine IKOS Systems with our own emulation business and, together, build the best verification company in the industry," said Eric Selosse, General Manager of Mentor Graphics' emulation division in France to which IKOS will report. "This is an exciting opportunity for Mentor to leverage IKOS' skills and technology and extend our verification solutions into the important North American market."

"I am excited about the opportunity to team up with a company that shares the vision that emulation is essential in the future of design verification of complex electronic designs," said Ramon Nunez, President and Chief Executive Officer of IKOS Systems, Inc. "IKOS' Board carefully considered all alternatives for the company and determined that Mentor's offer represents the best value for the IKOS stockholders. The purchase price represents a 49.5% premium over the closing price of IKOS stock on June 29, 2001, the last trading day before the terminated merger agreement with Synopsys was announced. I look forward to working with Mentor's management team to ensure a smooth integration of our two companies for customers, vendors and employees."


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ABOUT IKOS SYSTEMS

IKOS Systems, Inc. (Nasdaq: IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high-performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, (408) 284-0400. For more information, visit http://www.ikos.com.

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com. Mentor Graphics' emulation business unit, based in Les Ulis, France, is a world leader in emulation. With the ability to handle designs of up to 26 million gates and compile times of up to one million gates per hour, the Mentor Graphics emulators provide fast iteration of the design, allowing more design errors to be caught in less time.


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Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

ADDITIONAL INFORMATION

Mentor has previously filed a tender offer statement regarding the acquisition and IKOS has previously filed a solicitation/recommendation statement regarding the acquisition. Mentor and IKOS will file an amended tender offer statement and an amended solicitation/recommendation statement with the Securities and Exchange Commission. IKOS stockholders are advised to read the amended tender offer statement and the amended solicitation/recommendation statement regarding the acquisition referenced in this news release when they become available. The amended tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the amended solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. IKOS stockholders may obtain a free copy of the amended tender offer statement and the amended solicitation/recommendation statement when they are available, and copies of other documents filed by Mentor and IKOS with the SEC, at the SEC's web site at www.sec.gov. The amended tender offer statement, the amended solicitation/recommendation statement and these other documents may also be obtained by IKOS stockholders without cost to them from Mentor and IKOS.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected benefits of the proposed merger. These statements are


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based on Mentor Graphics' and IKOS' current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Risks include Mentor Graphics' and IKOS' ability to satisfy all conditions to the transaction and to realize the expected benefits of the merger. You are encouraged to review Mentor Graphics' and IKOS' recent filings with the Securities and Exchange Commission, including their current quarterly report on Form 10-Q, annual report on Form 10-K, and its other filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's web site at http://www.sec.gov. Descriptions of risk factors are not intended to be complete. Mentor Graphics and IKOS are under no obligation (and expressly disclaim any such obligation) to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

                                     # # #

CONTACTS

For Mentor Graphics Corporation           For IKOS Systems, Inc.

Ryerson Schwark                           Joseph Rockom
Tel:  503-685-1660                        Chief Financial Officer
                                          Tel:  408-284-8514


The Abernathy MacGregor Group
Chuck Burgess
Jason Thompson
Tel:  212-371-5999